UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

YOSHITSU CO., LTD

(Name of Issuer)

American depositary shares, each representing one

ordinary share

(Title of Class of Securities)

98741L 101

(CUSIP Number)

April 5, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98741L 101	Page 2 of 7

1.	Names of Reporting Persons. Prometheus Capital Fund I, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,063,300*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,063,300*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,063,300*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 5.7%**
12.	Type of Reporting Person FI

*	Represents ordinary shares held by Prometheus Capital Fund I, L.P.

**	Percentage of class is calculated based on 36,250,054 ordinary shares of the issuer issued and outstanding as of September 30, 2022, as reported in the issuer’s Report of Foreign Private Issuer on Form 6-K dated March 24, 2023.

CUSIP No. 98741L 101	Page 3 of 7

1.	Names of Reporting Persons. Prometheus Capital GP Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,063,300*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,063,300*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,063,300*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 5.7%**
12.	Type of Reporting Person FI

*	Represents ordinary shares indirectly held by Prometheus Capital GP Limited through Prometheus Capital Fund I, L.P.

**	Percentage of class is calculated based on 36,250,054 ordinary shares of the issuer issued and outstanding as of September 30, 2022, as reported in the issuer’s Report of Foreign Private Issuer on Form 6-K dated March 24, 2023.

CUSIP No. 98741L 101	Page 4 of 7

ITEM 1.

(a) Name of Issuer: Yoshitsu Co., Ltd

(b) Address of Issuer’s Principal Executive Offices: Harumi Building, 2-5-9 Kotobashi, Sumida-ku, Tokyo, 130-0022, Japan

ITEM 2.

(a) Name of Persons Filing:

Prometheus Capital Fund I, L.P. (“Prometheus Fund”)

Prometheus Capital GP Limited (“Prometheus GP”)

The securities reported herein are directly held by Prometheus Fund. Prometheus GP is the sole general partner of Prometheus Fund. Accordingly, Prometheus GP may be deemed to indirectly beneficially own the securities of the issuer held by Prometheus Fund.

(b) Address of Principal Business Office, or if None, Residence:

Prometheus Fund: Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, PO Box 32311, Grand Cayman KY1-1209, Cayman Islands

Prometheus GP: Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, PO Box 32311, Grand Cayman KY1-1209, Cayman Islands

(c) Citizenship:

Prometheus Fund: Cayman Islands

Prometheus GP: Cayman Islands

(d) Title of Class of Securities: American depositary shares, each representing one ordinary share

(e) CUSIP Number: 98741L 101

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4. OWNERSHIP.

The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.

CUSIP No. 98741L 101	Page 5 of 7

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 98741L 101	Page 6 of 7

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

April 12, 2023
(Date)

Prometheus Capital Fund I, L.P.

By:	/s/ Tao Yang
Name:	Tao Yang
Title:	Director of General Partner
Prometheus Capital GP Limited
By:	/s/ Tao Yang
Name:	Tao Yang
Title:	Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

CUSIP No. 98741L 101	Page 7 of 7

EXHIBIT INDEX

Exhibit
A. Joint Filing Agreement

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other reporting persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the ordinary shares of Yoshitsu Co., Ltd, a stock company incorporated pursuant to the laws of Japan, and that this agreement may be included as an exhibit to such joint filing. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of April 12, 2023.

Prometheus Capital Fund I, L.P.

By:	/s/ Tao Yang
Name:	Tao Yang
Title:	Director of General Partner
Prometheus Capital GP Limited

By:	/s/ Tao Yang
Name:	Tao Yang
Title:	Director